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Exhibit 12.1

Spirit AeroSystems Holdings,Inc.

Computation of Ratio of Earnings to Fixed Charges
($ in millions, except ratios)

	Spirit Holdings
	Twelve Months Ended
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Earnings
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	280.3	$297.8	$272.8	$383.9	$419.8	$(71.5)
Add: Fixed Charge (from below)	$89.6	$73.0	$54.0	$47.0	$46.6	$62.1
Add: Amortization of capitalized interest	2.9	$2.1	$2.3	$1.5	$1.0	$0.2
Add: Distributed income of equity investee	$(1.0)	$(0.7)	$(0.2)	$—	$—
Subtract Capitalized interest expense			$7.1	$5.4	$7.5	$10.3
	$371.8	$372.2	$321.8	$427.0	$459.9	$(19.5)
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	77.5	$59.1	$43.6	$39.2	$36.8	$50.1
Add: Capitalized interest expense	5.4	$10.3	$7.1	$5.4	$7.5	$10.3
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	6.7	$3.6	$3.3	$2.4	$2.3	$1.7
	$89.6	$73.0	$54.0	$47.0	$46.6	$62.1
Ratio of earnings to fixed charges	4.1	5.1	6.0	9.1	9.9	(A)

(A.)
Due to the registrant's loss in 2006, the ratio coverage was less than 1.1. The registrant must generate earnings of $81.6 to achieve a coverage ratio of 1.1.

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  Exhibit 12.1
Spirit AeroSystems Holdings,Inc. Computation of Ratio of Earnings to Fixed Charges ($ in millions, except ratios)